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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                          -----------------------

                                SCHEDULE 13D
           Under the Securities Exchange Act of 1934, as amended
                             (Amendment No. 2)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                           RAINFOREST CAFE, INC.
                              (Name of Issuer)


                               COMMON STOCK,
                                NO PAR VALUE
                       (Title of Class of Securities)

                          -----------------------

                                75086K 10 4
                               (CUSIP Number)


                     LANDRY'S SEAFOOD RESTAURANTS, INC.
                    (Names of Persons Filing Statement)

                         Steven L. Scheinthal, Esq.
                     Landry's Seafood Restaurants, Inc.
                      1400 Post Oak Blvd., Suite 1010
                            Houston, Texas 77056
                               (713) 850-1010

                   (Name, Address and Telephone Number of
                   Persons Authorized to Receive Notices
                            and Communications)

                              With a copy to:

                           Paul T. Schnell, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000

                              December 1, 2000
                  (Date of Event which Requires Filing of
                              this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   SCHEDULE 13D
CUSIP No. 75086K 10 4                                     PAGE 1 OF 3 PAGES
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      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               LANDRY'S SEAFOOD RESTAURANTS, INC.
               IRS Id. No: 740405386
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS

                      WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                    [ ]
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      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                      DE
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              NUMBER OF SHARES          7          SOLE VOTING POWER
         BENEFICIALLY OWNED BY EACH                  1,000
            REPORTING PERSON WITH
                                        ----------------------------------
                                        8          SHARED VOTING POWER
                                                     0
                                        ----------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                     1,000
                                        ----------------------------------
                                       10          SHARED DISPOSITIVE POWER
                                                     0
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     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      1,000
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     12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                      [ ]
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     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      100%
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     14       TYPE OF REPORTING PERSON
                      CO
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        This Statement on Schedule 13D (this "Statement") constitutes
Amendment No. 2 to the Statement on Schedule 13D (as amended, the "Schedule 13D") filed by Landry's Seafood Restaurants, Inc., a Delaware corporation ("Landry's"), on October 6, 2000 relating to the common stock, no par value, of Rainforest Cafe, Inc., a Minnesota corporation ("Rainforest"). All capitalized terms used in this Statement without definition have the meanings attributed to them in the Schedule 13D.

        The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

        ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

        Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the final paragraph of each of the following designated subsections thereof:

        a.-b. On December 1, 2000, pursuant to the Merger Agreement, LSR merged with and into Rainforest with Rainforest continuing as the surviving corporation in the merger. As of the effective time of the merger (the "Effective Time"), (a) all issued and outstanding shares of Rainforest common stock (other than (i) shares of Rainforest common stock owned by LSR or Landry's and (ii) shares of Rainforest common stock the holders of which have perfected appraisal rights under Minnesota law) were automatically converted into the right to receive $3.25 per share in cash and (b) each issued and outstanding share of LSR common stock was converted into one validly issued, fully paid and nonassessable share of Rainforest common stock. Landry's, the holder of all one thousand issued and outstanding shares of LSR common stock prior to the Effective Time, thus became the owner of one thousand shares of Rainforest common stock as of the Effective Time, representing 100% of the issued and outstanding shares of Rainforest common stock.


                                 SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            LANDRY'S SEAFOOD RESTAURANTS, INC.


                                            By: /s/ Tilman J. Fertitta
                                               ---------------------------
                                            Name:  Tilman J. Fertitta
                                            Title: President




Date: December 1, 2000